UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. ___)
Under the Securities Exchange Act of 1934

Langer, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

 (Title of Class of Securities)

515707107

   (CUSIP Number)

Peter A. Asch
2 Tigan Street
Winooski, Vermont 05404
802-655-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2007

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 515707107	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Asch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 607,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 607,897
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Item 1. Security and Issuer.

(i) Name of Issuer: Langer, Inc., a Delaware corporation (the "Issuer").

(ii) Address of the Principal Executive Offices of Issuer: 450 Commack Road, Deer Park, N.Y. 11729.

(iii) Title of Class of Equity Securities to which this Statement relates: Common stock, $0.02 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a) Name of Reporting Person: Peter A. Asch (the "Reporting Person").

(b) Address: c/o Twincraft, Inc., 2 Tigan Street, Winooski, Vermont 05454

(c) Principal Occupation: President of Twincraft, Inc., a Vermont corporation ("Twincraft"), 2 Tigan Street, Winooski, Vermont 05454. Twincraft became a wholly owned subsidiary of the Issuer on January 23, 2007. See Items 3 and 5 herein.

(d) Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings under Securities Laws: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Shares (as defined in Item 5(a)(i)) pursuant to a stock purchase agreement dated as of November 14, 2006 (the "Purchase Agreement") among the Issuer, the Reporting Person and certain other persons (collectively with the Reporting Person, the "Sellers") who held all the outstanding capital stock of Twincraft (the "Purchase Agreement") which closed on January 23, 2007, in which the Sellers sold all the outstanding Twincraft capital stock to the Issuer in exchange for approximately $22.9 million cash and an aggregate of 999,375 shares (the "Consideration Shares") of the Common Stock of the Issuer. The Reporting Person, by virtue of his ownership of a portion of the capital stock of Twincraft, was entitled to receive 607,897 shares (the "Shares") out of the Consideration Shares, and a cash payment of approximately $13.9 million.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes only. The Reporting Person may at any time and from time to time acquire additional shares of Common Stock or options or warrants to purchase shares of Common Stock, whether by open market purchases, private purchases, or the receipt of stock options, Common Stock and/or other equity compensation pursuant to various equity incentive plans of the Issuer. The Reporting Person may also become entitled to receive additional shares of Common Stock from the Issuer pursuant to certain ongoing provisions of the Purchase Agreement; see Item 6(i) below.

Under the terms of the Purchase Agreement, it was a condition to the closing of the Purchase Agreement that the Issuer and the Reporting Person enter into an employment agreement which obligated the Issuer to issue the Option (as defined in Item 5(a)(ii) hereof) to the Reporting Person, and it was a further condition to the closing of the Purchase Agreement that the Reporting Person be elected to the Board of Directors of the Issuer as of the closing time of the Purchase Agreement.

As a member of the Board of Directors of the Issuer, the Reporting Person may hereafter, in the exercise of his business judgment and the discharge of his duties as a director of the Issuer, determine to propose to the Board any of the actions hereafter described, or support or vote in favor of any such actions if proposed by any other member of the Board. Other than as aforesaid, the Reporting Person does not have any current plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer (other than pursuant to certain provisions of the Purchase Agreement, as described in Item 6 hereof, or pursuant to the Option (as defined in Item 5(a)(ii) hereof) or other equity compensation which may hereafter be awarded to the Reporting Person as an employee of the Issuer), or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer (other than the addition of the Reporting Person to the Board of Directors as set forth in Item 6 hereof);

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)           (i) The Reporting Person owns, of record and beneficially, 607,897 shares (the "Shares") of the Issuer's Common Stock, which constitute approximately 5.3% of the Issuer’s outstanding shares of Common Stock.

(ii) The Reporting Person has been awarded an option (the "Option") to purchase up to 200,000 shares of the Issuer's Common Stock at an exercise price of $4.20 per share (subject to adjustment for stock splits and certain other transactions). The Option is not presently vested or exercisable. The Option will vest and become exercisable in 3 equal consecutive annual tranches commencing on January 23, 2009. The Option expires by its terms on January 23, 2017, subject to earlier termination in certain circumstances, including termination of the Reporting Person's employment with the Issuer.

(iii) Under the terms of the Purchase Agreement, the Reporting Person may become entitled to receive additional shares of the Issuer's Common Stock, in payment of Deferred Consideration under the Purchase Agreement, as described in Item 6.

(iv) There were no other purchases or sales of shares of Common Stock or options to purchase Common Stock by the Reporting Persons in the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or options to purchase shares of Common Stock owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

(i) Under the terms of the Purchase Agreement, the Reporting Person may be entitled to receive additional consideration (the "Deferred Consideration") for his shares of the capital stock of Twincraft, based on the achievement of certain financial milestones by the Issuer for the years ending December 31, 2007 and 2008. Under certain circumstances, the Deferred Consideration may be paid, at the election of the Issuer, in cash, in the Issuer's Common Stock, or in a combination of cash and Common Stock.

(ii) The Reporting Person is the holder of the Option to acquire 200,000 shares of Common Stock at an exercise price of $4.20 per share (subject to adjustment) described in Item 5(a)(ii) hereof.

Item 7. Material to Be Filed as Exhibits

99.1.
Stock purchase agreement among Issuer, the Reporting Person and the other Sellers (the "Purchase Agreement"), dated as of November 14, 2006, incorporated herein by reference to Exhibit 10.8 of the Issuer's Current Report on Form 8-K filed January 29, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007	/s/ Peter A. Asch
Peter A. Asch, Reporting Person

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).